Exhibit 99.2

Aphria Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2019 AND MAY 31, 2018

(Expressed in Canadian Dollars, unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aphria Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aphria Inc. and its subsidiaries (together, the Company) as of May 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019 and 2018, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada July 31, 2019

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Aphria Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

	Note	May 31, 2019	May 31, 2018
Assets
Current assets
Cash and cash equivalents		$550,797	$59,737
Marketable securities	4	20,199	45,062
Accounts receivable		25,488	3,386
Prepaids and other current assets	5	23,391	14,384
Inventory	6	91,529	22,150
Biological assets	7	18,725	7,331
Assets held for sale		—	40,620
Promissory notes receivable	15	39,200	—
Current portion of convertible notes receivable	12	11,500	1,942
		780,829	194,612
Capital assets	9	503,898	303,151
Intangible assets	10	392,056	226,444
Convertible notes receivable	12	20,730	16,129
Interest in equity investees	13	9,311	4,966
Long-term investments	14	64,922	46,028
Goodwill	11	669,846	522,762
		$2,441,592	$1,314,092
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$105,813	$31,517
Income taxes payable		2,722	3,584
Deferred revenue		23,678	2,607
Current portion of promissory note payable	18	—	610
Current portion of long-term debt	19	6,332	2,140
Current portion of derivative liability		—	3,396
		138,545	43,854
Long-term liabilities
Long-term debt	19	60,895	28,337
Convertible debentures	20	421,366	—
Derivative liability		—	9,055
Deferred tax liability	16	87,633	59,253
		708,439	140,499
Shareholders’ equity
Share capital	21	1,655,273	1,113,981
Warrants	22	1,336	1,375
Share-based payment reserve		36,151	22,006
Accumulated other comprehensive loss		(119)	(801)
Non-controlling interest	24	28,409	9,580
Retained earnings		12,103	27,452
		1,733,153	1,173,593
		2,441,592	$1,314,092

Nature of operations (Note 1), Commitments and contingencies (Note 32), Subsequent events (Note 34)

Approved on behalf of the Board:

“John Herhalt”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these consolidated financial statements

2

Aphria Inc.

Consolidated Statements of Income and Comprehensive Income

(In thousands of Canadian dollars, except share and per share amounts)

		For the year ended May 31,
	Note	2019	2018
Revenue from cannabis produced		$86,348	$36,917
Distribution revenue		157,931	—
Other revenue		3,035	—
Excise taxes		(10,204)	—

Net revenue		237,110	36,917

Production costs	6	35,548	8,692
Cost of goods purchased		138,126	—
Other costs of sales		898	313

Gross profit before fair value adjustments		62,538	27,912

Fair value adjustment on sale of inventory	6	27,724	10,327
Fair value adjustment on growth of biological assets	7	(40,607)	(23,302)

Gross profit		75,421	40,887
Operating expenses:
General and administrative	25	69,752	13,901
Share-based compensation	26	26,080	17,874
Selling, marketing and promotion		27,971	11,873
Amortization		14,084	3,985
Research and development		1,391	490
Impairment	11	58,039	—
Transaction costs		23,259	5,192
		220,576	53,315

Operating loss		(145,155)	(12,428)

Non-operating income	27	129,510	48,284

Income (loss) before income taxes		(15,645)	35,856

Income taxes	16	854	6,408
Net income (loss)		(16,499)	29,448

Other comprehensive loss
Other comprehensive loss		(119)	(801)
Net comprehensive income (loss)		$(16,618)	$28,647

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		(14,667)	28,867
Non-controlling interest	24	(1,951)	(220)
		$(16,618)	$28,647

Weighted average number of common shares - basic		242,763,558	161,026,463
Weighted average number of common shares - diluted		242,763,558	165,914,000

Earnings (loss) per share - basic	29	$(0.07)	$0.18
Earnings (loss) per share - diluted	29	$(0.07)	$0.18

The accompanying notes are an integral part of these consolidated financial statements

3

Aphria Inc.

Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 21)	Warrants (Note 22)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 24)	Retained earnings	Total
Balance at May 31, 2017	138,628,704	$274,317	$445	$3,230	$—	$—	$(4,123)	$273,869
Share issuance - November 2017 bought deal	12,689,675	86,661	—	—	—	—	—	86,661
Share issuance - Broken Coast acquisition	8,363,651	109,000	—	—	—	—	—	109,000
Share issuance - January 2018 bought deal	14,373,675	214,168	—	—	—	—	—	214,168
Share issuance - Nuuvera acquisition	31,226,910	411,258	1,015	12,133	—	—	—	424,406
Share issuance - warrants exercised	2,388,636	3,767	(85)	—	—	—	—	3,682
Share issuance - options exercised	2,493,623	11,559	—	(7,230)	—	—	—	4,329
Share issuance - deferred share units	5,050	62	—	—	—	—	—	62
Share-based payments	—	—	—	15,780	—	—	—	15,780
Income tax recovery on share issuance costs	—	3,002	—	—	—	—	—	3,002
Shares held in escrow for services not yet earned	—	187	—	—	—	—	—	187
Share-based payments rescinded	—	—	—	(1,907)	—	—	1,907	—
Non-controlling interest	—	—	—	—	—	9,800	—	9,800
Total comprehensive income for the year	—	—	—	—	(801)	(220)	29,668	28,647
Balance at May 31, 2018	210,169,924	$1,113,981	$1,375	$22,006	$(801)	$9,580	$27,452	$1,173,593

	Number of common shares	Share capital (Note 21)	Warrants (Note 22)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 24)	Retained earnings	Total
Balance at May 31, 2018	210,169,924	$1,113,981	$1,375	$22,006	$(801)	$9,580	$27,452	$1,173,593
Share issuance - June 2018 bought deal	21,835,510	245,925	—	—	—	—	—	245,925
Additional share issuance - Broken Coast acquisition	19,963	297	—	—	—	—	—	297
Share issuance - LATAM acquisition	15,678,310	273,900	—	—	—	11,341	—	285,241
Share issuance - warrants exercised	550,335	1,762	(39)	—	—	—	—	1,723
Share issuance - options exercised	2,632,078	15,029	—	(9,933)	—	—	—	5,096
Share issuance - DSUs exercised	103,000	953	—	—	—	—	—	953
Income tax recovery on share issuance costs	—	3,426	—	—	—	—	—	3,426
Share-based payments	—	—	—	24,078	—	—	—	24,078
Elimination of CTA on disposal of equity investee	—	—	—	—	801	—	(801)	—
Non-controlling interest	—	—	—	—	—	9,439	—	9,439
Total comprehensive loss for the year	—	—	—	—	(119)	(1,951)	(14,548)	(16,618)
Balance at May 31, 2019	250,989,120	$1,655,273	$1,336	$36,151	$(119)	$28,409	$12,103	$1,733,153

The accompanying notes are an integral part of these consolidated financial statements

4

Aphria Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

		For the year ended May 31,
	Note	2019	2018
Cash generated used in operating activities:
Net income (loss) for the year		$(16,499)	$29,448
Adjustments for:
Future income taxes	16	(4,090)	3,658
Fair value adjustment on sale of inventory	6	27,724	10,327
Fair value adjustment on growth of biological assets	7	(40,607)	(23,302)
Loss on marketable securities	4	178	2,155
Unrealized foreign exchange gain		(256)	(94)
Amortization	9,10	22,940	6,678
(Gain) loss on sale of capital assets		(55)	191
Impairment	11	58,039	—
Unrealized loss (gain) on convertible notes receivable	12	3,399	(5,943)
Gain on equity investees		(58,438)	(24,587)
Deferred gain recognized		(618)	(1,304)
Consulting revenue		—	(1,244)
Other non-cash items		(566)	(63)
Share-based compensation	26	26,080	17,874
Gain on long-term investments	28	(19,651)	(26,675)
Unrealized gain on convertible debentures		(48,439)	—
Unrealized loss on financial liabilities		1,326	12,451
Transaction costs		15,419	5,192
Change in non-cash working capital	30	(21,491)	(10,411)
		(55,605)	(5,649)
Cash provided by financing activities:
Share capital issued, net of cash issuance costs		245,925	195,661
Share capital issued on warrants, options and DSUs exercised		7,772	8,011
Proceeds from convertible debentures		454,386	—
Proceeds from non-controlling interest		—	9,800
Advances from related parties	8	—	11,386
Repayment of amounts due to related parties	8	—	(10,890)
Proceeds from long-term debt		27,841	—
Repayment of long-term debt		(11,374)	(7,622)
		724,550	206,346
Cash used in investing activities:
Investment in marketable securities	4	—	(7,365)
Proceeds from disposal of marketable securities	4	24,685	47,495
Investment in capital and intangible assets, net of shares issued		(205,965)	(216,699)
Proceeds from disposal of capital assets		55	431
Convertible notes advances	12	(19,500)	(14,001)
Repayment of convertible and promissory notes receivable		8,551	640
Investment in long-term investments and equity investees		(72,367)	(51,692)
Proceeds from disposal of long-term investments and equity investees		110,213	43,077
Net cash paid on business acquisitions		(23,557)	(22,756)
		(177,885)	(220,870)
Net increase (decrease) in cash and cash equivalents		491,060	(20,173)
Cash and cash equivalents, beginning of year		59,737	79,910
Cash and cash equivalents, end of year		$550,797	$59,737
Cash is comprised of:
Cash in bank		$129,998	$15,073
Short-term deposits		420,799	44,664
Cash and cash equivalents		$550,797	$59,737

The accompanying notes are an integral part of these consolidated financial statements

5

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the "Company" or “Aphria”) existing under the laws of Business Corporations Act (Ontario) and is licensed to produce and sell cannabis under The Cannabis Act. In February 2018, the Company acquired Broken Coast Cannabis Ltd. (“Broken Coast”) (Note 11). Broken Coast is licensed to produce and sell cannabis under The Cannabis Act. In March 2018, the Company acquired Nuuvera Inc. (“Nuuvera”) (Note 11). Nuuvera is an international organization with a focus on building a global cannabis brand, with operations in Germany, Italy, Malta, and Lesotho. In September 2018, the Company acquired LATAM Holdings Inc. (“LATAM”) (Note 11). This purchase provides Aphria an early foothold into the Latin American cannabis market whereby LATAM holds licenses and license applications presently in-process for production, import, export and sale of cannabis and cannabis derivatives in Colombia, Argentina and Jamaica. In January 2019, Aphria through wholly-owned subsidiary Nuuvera Deutschland GmbH acquired CC Pharma GmbH (“CC Pharma”) (Note 11). CC Pharma is a distributor of pharmaceutical products to pharmacies in Germany.

In July 2018, Aphria Inc. and its wholly-owned subsidiary, Pure Natures Wellness Inc. (o/a Aphria) amalgamated.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. Aphria Diamond has applied for its cultivation licence under the provisions of The Cannabis Act.

The registered office of the Company is located at 1 Adelaide Street East Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States.

These consolidated financial statements were approved by the Company’s Board of Directors on July 31, 2019.

2.	Basis of preparation

(a)	Statement of compliance

The policies applied in these consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

(b)	Basis of measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Functional currency

All figures presented in the consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies, including marketable securities, long-term investments and promissory notes payable, are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries functional currency is Canadian dollars, with the exception of CC Pharma GmbH whose functional currency is the Euro.

6

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest(1)
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.(2)	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
Hampstead Holdings Ltd.	Bermuda	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
ABP, S.A.	Argentina	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Handelsgesellschaft	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95	% (3)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90	% (4)
QSG Health Ltd.	Malta	90	% (5)
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.(2)	Italy	51%
APL – Aphria Portugal, Lda.	Portugal	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30	% (6)

(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries differ from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for related party balances owing to the Company and is in the process of being dissolved.
(3)	The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.
(4)	The Company holds 100% of the issued and outstanding shares of ASG Pharma Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(5)	The Company holds 100% of the issued and outstanding shares of QSG Health Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(6)	The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

7

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)	Amalgamations and dissolutions

Effective June 1, 2017, CannWay Pharmaceuticals Ltd. (“CannWay”), a wholly-owned subsidiary of the Company, was amalgamated with Pure Natures Wellness Inc. (o/a Aphria). The Company has historically presented all balances and activities of CannWay as a fully consolidated entity for financial statement presentation purposes. As of the date of amalgamation, CannWay did not have any assets or outstanding liabilities. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Effective July 23, 2018, Pure Natures Wellness Inc. (o/a Aphria). (“PNW”), a wholly-owned subsidiary of the Company, was amalgamated with Aphria Inc. The Company had historically presented all balances and activities of PNW as a fully consolidated entity for financial statement presentation purposes. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Effective February 1, 2019, 2589671 Ontario Inc. and 2589674 Ontario Inc., each a wholly-owned subsidiary of the Company, were amalgamated with Avalon Pharmaceuticals Inc. The Company has historically presented all balances and activities of 2589671 Ontario Inc., 2589674 Ontario Inc. and Avalon Pharmaceuticals Inc. as a fully consolidated entity for financial statement presentation purposes. Effective April 15, the Company wound-up wholly owned subsidiary Avalon Pharmaceuticals into wholly owned subsidiary Nuuvera holdings limited. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation and wind-up.

Effective April 15, 2019, Nuuvera Inc. and Cannan Growers Inc., each a wholly-owned subsidiary of the Company, were wound up into Aphria Inc. The Company had historically presented all balances and activities of Nuuvera Inc. and Cannan Growers Inc. as a fully consolidated entity for financial statement presentation purposes. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the wind-up.

Effective April 25, 2019, Aphria (Arizona) Inc., a wholly-owned subsidiary of the Company, was dissolved. The Company had historically presented all balances and activities of Aphria (Arizona) Inc. as a fully consolidated entity for financial statement presentation purposes. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the dissolution.

(f)	Interest in equity investees

The Company’s interest in equity investees is comprised of its interest in Althea Company Pty Ltd. (“Althea”).

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

8

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The carrying amount of equity investments is tested for impairment in accordance with the policy described in Note 3(k).

3.	Significant accounting policies

The significant accounting policies used by the Company are as follows:

a.	Revenue

Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for transferring promised goods. Revenue from the sale of goods is recognized when control of the goods has transferred, which is determined by respective shipping terms and certain additional considerations. Invoices are generally issued at the time of delivery (which is when the Company has satisfied its performance obligation under the arrangement). The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized upon passing of control to the customer.

Amounts disclosed as net revenue are net of sales tax, duty tax, allowances, discounts and rebates.

c.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value.

d.	Marketable securities

Marketable securities are comprised of liquid investments in federal, provincial and/or corporate bonds with maturities less than 3.5 years. Marketable securities are recognized initially at fair value and subsequently adjusted to fair value through profit or loss (“FVTPL”).

e.	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. The capitalized cost of inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labour and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes a fair value adjustment which represents the fair value of the biological asset at the time of harvest. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within ‘production costs’ on the statements of income and comprehensive income at the time cannabis is sold, the realized fair value amounts included in inventory sold are recorded as a separate line on the statements of income and comprehensive income.

f.	Biological assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell. The Company capitalizes all related direct costs of growing materials as well as other indirect costs of production such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the growing and quality control process is also included, as well as amortization on production equipment and overhead costs to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and subsequently transferred to inventory at the point of harvest. Unrealized fair value gains on growth of biological assets are recorded in a separate line on the face of the statements of income and comprehensive income and subsequently transferred to inventory at the point of harvest.

9

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

g.	Assets held for sale

Assets and liabilities held for disposal are no longer amortized and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

h.	Capital assets

Capital assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any.

Amortization is calculated using the following terms and methods:

Asset type	Amortization method	Amortization term
Land	Not amortized	No term
Production facility	Straight-line	15 – 20 years
Equipment	Straight-line	3 – 10 years
Leasehold improvements	Straight-line	Over lease term
Construction in progress	Not amortized	No term

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statements of income and comprehensive income in the year the asset is derecognized.

The assets’ residual values and useful lives are reviewed at each financial year end and adjusted prospectively if appropriate.

i.	Intangible assets

Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any.

Amortization is calculated using the following terms and methods:

Asset type	Amortization method	Amortization term
Customer relationships	Straight-line	3 – 10 years
Corporate website	Straight-line	2 years
Licences, permits & applications	Straight-line	90 months – indefinite
Non-compete agreements	Straight-line	Over term of non-compete
Intellectual property, trademarks & brands	Straight-line	15 months – 20 years

The estimated success of applications and useful life are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses.

j.	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net tangible and intangible assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

10

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

k.	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit, or “CGU”). An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and the value in use (being the present value of expected future cash flows of the asset or CGU). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized, with the exception of goodwill and indefinite lived intangible assets.

l.	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of income and comprehensive income. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

m.	Earnings per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants, convertible debentures and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

n.	Share-based compensation

The Company has an omnibus long-term incentive plan which includes issuances of stock options, restricted share units and deferred share units in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of income and comprehensive income such that the cumulative expense reflects the revised estimate.

o.	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures that do not meet the above criteria are recognized in the consolidated statements of income and comprehensive income as incurred.

11

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

p.	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at FVTPL , are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

Fair value estimates are made at the consolidated statement of financial position date based on relevant market information and information about the financial instrument. The Company has made the following classifications:

Financial assets/liabilities	IFRS 9 Classification
Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Accounts receivable	amortized cost
Other receivables	amortized cost
Convertible notes receivable	FVTPL
Long-term investments	FVTPL
Promissory notes receivable	amortized cost
Accounts payable and accrued liabilities	other financial liabilities
Income taxes payable	other financial liabilities
Promissory note payable	other financial liabilities
Convertible debentures	FVTPL
Long-term debt	other financial liabilities
Derivative liability	FVTPL

(i)	FVTPL financial assets

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in the consolidated statements of income and comprehensive income. Transaction costs are expensed as incurred.

(ii)	Amortized cost financial assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost.

(iii)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statements of income and comprehensive income. With the exception of FVOCI equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through the consolidated statements of income and comprehensive income.

12

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

(iv)	Financial liabilities and other financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. Financial liabilities at FVTPL are stated at fair value, with changes being recognized through the consolidated statements of income and comprehensive income. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

(v)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met. Derivatives are initially measured at fair value; any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognised in profit or loss.

(vi)	Determination on fair value of long-term investments

All long-term investments (other than Level 3 warrants) are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment is adjusted using one or more of the valuation indicators described below.

q.	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Long-term investments and convertible notes receivable

The determination of fair value of the Company’s long-term investments and convertible notes receivable at other than initial cost is subject to certain limitations. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable.

Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

Company-specific information is considered when determining whether the fair value of a long-term investment or convertible notes receivable should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing long-term investments and convertible notes receivable.

The fair value of long-term investments and convertible notes receivable may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;
•	There have been significant corporate, political, or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable;

13

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

•	The investee company is placed into receivership or bankruptcy;
•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;
•	Important positive/negative management changes by the investee company that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of a long-term investment and convertible notes receivable will be based upon management’s judgment and any value estimated may not be realized or realizable. The resulting values for non-publicly traded investments may differ from values that would be realized if a ready market existed.

Biological assets and inventory

Management is required to make a number of estimates in calculating the fair value less costs to sell of biological assets and harvested cannabis inventory. These estimates include a number of assumptions such as estimating the stage of growth of the cannabis, harvesting costs, sales price, and expected yields.

Estimated useful lives, impairment considerations and amortization of capital and intangible assets

Amortization of capital and intangible assets is dependent upon estimates of useful lives based on management’s judgment.

Goodwill and indefinite life intangible asset impairment testing requires management to make estimates in the impairment testing model. On an annual basis, the Company tests whether goodwill and indefinite life intangible assets are impaired.

Impairment of definite long-lived assets is influenced by judgment in defining a CGU and determining the indicators of impairment, and estimates used to measure impairment losses

The recoverable value of goodwill, indefinite and definite long-lived assets is determined using discounted future cash flow models, which incorporate assumptions regarding future events, specifically future cash flows, growth rates and discount rates.

Share-based compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeiture of options granted.

Business combinations

Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. In determining the allocation of the purchase price in a business combination, including any acquisition-related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

The Company measures all assets acquired and liabilities assumed at their acquisition-date fair values. Non-controlling interests in the acquiree are measured on the basis of the non-controlling interests’ proportionate share of this equity in the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements). The excess of the aggregate of (a) the consideration transferred to obtain control, the amount of any non-controlling interest in the acquire over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date.

14

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

Convertible debentures

The fair value of the convertible debentures is determined using the quoted price in the over-the-counter broker market. As the convertible debentures are classified as FVTPL, the subsequent interest as well as change in the fair value will flow through the consolidated statements of comprehensive income.

r.	New standards and interpretations applicable effective June 1, 2018

IFRS 9 - Financial Instruments; Classification and Measurement, effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, introduces new requirements for the classification, measurement and derecognition of financial instruments and introduces a new impairment model for financial assets.

Under IFRS 9, financial instruments are initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs. Subsequently, all assets within scope of IFRS 9 are measured at:

(i)	Amortized cost;
(ii)	Fair value through other comprehensive income (“FVOCI”); or
(iii)	Fair value through profit or loss (“FVTPL”).

The classification is based on whether the contractual cash flows give rise to payments on specified dates that are solely payments of principal and interest (the “SPPI test”), and the objective of the Company’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (the “Business Model test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The impairment requirements under IFRS 9 are based on an expected credit loss (“ECL”) model, replacing the IAS 39 incurred loss model. The expected credit loss model applies to debt instruments recorded at amortized cost or at FVOCI, such as loans, debt, securities and trade receivables, lease receivables and most loan commitments and financial guarantee contracts.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets/liabilities	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	FVTPL	FVTPL
Accounts receivable	loans and receivables	amortized cost
Other receivables	loans and receivables	amortized cost
Convertible notes receivable	AFS	FVTPL
Long-term investments	FVTPL	FVTPL
Accounts payable and accrued liabilities	other financial liabilities	other financial liabilities
Income taxes payable	other financial liabilities	other financial liabilities
Promissory note payable	other financial liabilities	other financial liabilities
Long-term debt	other financial liabilities	other financial liabilities
Derivative liability	derivative financial instruments	FVTPL

There were no other changes on adoption aside from the above classification changes.

IFRS 15 - Revenue from Contracts with Customers; effective for annual periods beginning on or after January 1, 2018, specifies how and when to recognize revenue, based on five-step model, and enhances relevant disclosures to be applied to all contracts with customers.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To recognize revenue under IFRS 15, the Company applies the following five steps:

1.	Identify the contract(s) with a customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when or as the Company satisfies a performance obligation

Revenue from the direct sale of goods to customers for a fixed price is recognized when the company transfers control of the good to the customer.

s.	New standards and interpretations issued but not yet adopted

IFRS 16 – Leases; in January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Based on its current assets, relationship with other entities interests and investments, no significant impact is anticipated from the new standard.

15

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

4.	Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating at purchase	Interest rate	Maturity date	May 31, 2019	May 31, 2018
Fixed Income:
Ford Motor Credit Co. LLC	BBB	3.700%	8/2/2018	$—	$1,015
Sobeys Inc.	BB+	3.520%	8/8/2018	—	3,040
Canadian Western Bank	A-	3.077%	1/14/2019	—	1,528
Sun Life Financial Inc.	A	2.770%	5/13/2019	—	3,018
Ford Motor Credit Co. LLC	BBB	3.140%	6/14/2019	5,074	5,101
Canadian Western Bank	A-	3.463%	12/17/2019	1,019	1,025
Laurentian Bank of Canada	BBB	2.500%	1/23/2020	—	3,003
Enercare Solutions Inc.	BBB	4.600%	2/3/2020	3,907	3,974
Enbridge Inc.	BBB+	4.530%	3/9/2020	5,137	5,203
Choice Properties REIT	BBB	3.600%	4/20/2020	5,062	5,091
Westcoast Energy Inc.	BBB+	4.570%	7/2/2020	—	5,293
Citigroup Inc. (USD)	BBB+	2.050%	12/17/2018	—	3,914
Royal Bank of Canada (USD)	AA-	1.625%	4/15/2019	—	3,857
				$20,199	$45,062

The cost of marketable securities as at May 31, 2019 was $20,907 (May 31, 2018 – $45,863). During the year ended May 31, 2019, the company divested of certain marketable securities for proceeds of $24,685 (2018 - $47,495), resulting in a gain (loss) on disposal of $18 (2018 - $(608)), and re-invested $nil (2018 - $7,365). During the year ended May 31, 2019, the Company recognized a (loss) of $(178) (2018 - $(2,155)) on its marketable securities portfolio, of which $(196) (2018 - $(1,547)) represented unrealized fair value adjustments.

5.	Prepaids and other current assets

Prepaids and other current assets are comprised of:

	May 31, 2019	May 31, 2018
Sales tax receivable	$7,583	$10,840
Accrued interest	2,779	831
Prepaid assets	10,696	1,720
Other	2,333	993
	$23,391	$14,384

16

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

6.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	May 31, 2019	May 31, 2018
Harvested cannabis	$10,039	$13,214	$23,253	$12,331
Harvested cannabis trim	2,830	2,959	5,789	2,277
Cannabis oil	11,300	8,301	19,601	6,578
Softgel capsules	422	342	764	—
Distribution inventory	32,944	—	32,944	—
Other inventory items	9,178	—	9,178	964
	$66,713	$24,816	$91,529	$22,150

During the year ended May 31, 2019, the Company recorded $35,548 (2018 - $8,692) of production costs. Included in production costs for the year ended May 31, 2019 is $1,682 of cannabis oil conversion costs (2018 - $241), $142 related to the cost of accessories (2018 - $236), and amortization of $4,133 (2018 - $1,715). The Company also included $4,723 of amortization which remains in inventory for the year ended May 31, 2019 (2018 - $978) related to capital assets utilized in production. During the year ended May 31, 2019, the Company expensed $27,724 (2018 –$10,327) of fair value adjustments on the growth its biological assets included in inventory sold.

The Company holds 6,309.9 kilograms of harvested cannabis (May 31, 2018 – 3,221.3 kgs), 1,908.0 kilograms of harvested cannabis trim (May 31, 2018 – 702.0 kgs) and 28,458.1 litres of cannabis oils or 4,949.2 kilograms equivalent in various stages of production (May 31, 2018 – 7,724.7 litres or 1,716.6 kilograms equivalent), 982.0 litres of cannabis oils used in softgel capsules or 218.2 kilograms equivalent at May 31, 2019 (May 31, 2018 – nil).

7.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2017	$1,408
Changes in fair value less costs to sell due to biological transformation	23,302
Purchased as part of business acquisition	826
Production costs capitalized	12,143
Transferred to inventory upon harvest	(30,348)
Balance at May 31, 2018	$7,331
Changes in fair value less costs to sell due to biological transformation	40,607
Production costs capitalized	47,747
Transferred to inventory upon harvest	(76,960)
Balance at May 31, 2019	$18,725

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until half way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of harvested cannabis and harvested cannabis trim to be $3.50 and $2.75 per gram respectively, upon harvest for greenhouse produced cannabis (May 31, 2018 – $3.75 and $3.00 per gram) and $4.00 and $3.25 per gram respectively (May 31, 2018 - $4.25 and $3.50 per gram), upon harvest for indoor produced cannabis.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $40,607 during the year ended May 31, 2019 (2018 – $23,302).

17

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the year, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•	The harvest yield is between 40 grams and 80 grams per plant;
•	The selling price is between $3.00 and $7.00 per gram;
•	Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;
•	Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram;

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•	Selling price per gram – a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $516 (2018 - $267) and inventory decreasing by $2,470 (2018 - $1,040)
•	Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $266 (2018 - $179)

These inputs are level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

8.	Related party transactions

During the prior quarter, the Company disposed of its remaining shares in Liberty Health Sciences Inc. (“Liberty”) (Note 13).

The Company previously funded a portion of the Canadian operating costs of Liberty, for which Liberty reimbursed the Company quarterly. Liberty was considered a related party because certain officers and directors of Aphria were directors of Liberty. In January 2019, those directors resigned from Liberty’s and the Company’s board and the Company ceased its relationship with Liberty.

The Company purchased certain electrical generation equipment from and pays rent to a company owned by a former director. In March 2019, the director resigned his officer and director position with the Company and was no longer considered a related party.

Key management personnel compensation for the year ended May 31, 2019 and 2018 was comprised of:

	For the year ended May 31,
	2019	2018
Salaries	$5,024	$1,699
Short-term employment benefits (included in office and general)	116	70
Share-based compensation	11,854	3,235
	$16,994	$5,004

Directors and officers of the Company control 0.1% or 135,942 of the voting shares of the company.

18

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

During the year ended May 31, 2019, the Company appointed Mr. Irwin Simon as Interim CEO and Chair of the Board. Mr. Simon’s compensation for the combined role is $1,100 annually, paid on a consultancy basis. On February 24, 2019, the Board of Aphria declared, in accordance with the Omnibus Incentive Plan, 1,000,000 stock options and 25,000 restricted share units to Mr. Simon, which vested immediately.

During the year ended May 31, 2019 certain officers and non-independent directors retired from the Company. No amounts were paid to the retired officers and directors as part of their retirement. In addition, compensation for the Board of Directors were amended to a flat-fee $300 annually, with $150 paid in cash and $150 in Deferred Share Units under the Company’s Omnibus Plan each, plus a one-time award of 7,500 Restricted Share Units each.

9.	Capital assets

	Land	Production Facility	Equipment	Leasehold improvements	Construction in process	Total capital assets
Cost
At May 31, 2017	$10,829	$16,170	$5,340	$262	$42,159	$74,760
Business acquisitions	854	6,992	2,860	1,388	5,947	18,041
Additions	12,716	47,149	4,759	15	151,899	216,538
Transfers	105	29,338	2,990	—	(32,433)	—
Disposals	—	(207)	—	—	(415)	(622)
At May 31, 2018	24,504	99,442	15,949	1,665	167,157	308,717
Business acquisitions	345	4,524	1,662	182	154	6,867
Additions	8,109	3,829	28,305	778	163,953	204,974
Transfers	192	124,603	33,687	(1,389)	(157,093)	—
Effect of foreign exchange	3	70	24	—	11	108
At May 31, 2019	$33,153	$232,468	$79,627	$1,236	$174,182	$520,666

Accumulated depreciation
At May 31, 2017	$—	$983	$1,260	$62	$—	$2,305
Amortization	—	1,517	1,697	47	—	3,261
At May 31, 2018	—	2,500	2,957	109	—	5,566
Amortization	—	5,160	5,962	80	—	11,202
At May 31, 2019	$—	$7,660	$8,919	$189	$—	$16,768

Net book value
At May 31, 2017	$10,829	$15,187	$4,080	$200	$42,159	$72,455
At May 31, 2018	$24,504	$96,942	$12,992	$1,556	$167,157	$303,151
At May 31, 2019	$33,153	$224,808	$70,708	$1,047	$174,182	$503,898

19

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

10.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2017	$—	$218	$1,250	$—	$4,887	$6,355
Business acquisitions	11,730	39	137,920	1,930	76,190	227,809
Additions	—	152	—	-	9	161
At May 31, 2018	11,730	409	139,170	1,930	81,086	234,325
Business acquisitions	21,300	—	123,956	1,400	16,200	162,856
Additions	—	496	12,754	—	1,244	14,494
At May 31, 2019	$33,030	$905	$275,880	$3,330	$98,530	$411,675

Accumulated depreciation
At May 31, 2017	$—	$156	$153	$—	$4,155	$4,464
Amortization	1,274	100	124	314	1,605	3,417
At May 31, 2018	1,274	256	277	314	5,760	7,881
Amortization	4,729	161	582	1,176	5,090	11,738
At May 31, 2019	$6,003	$417	$859	$1,490	$10,850	$19,619

Net book value
At May 31, 2017	$—	$62	$1,097	$—	$732	$1,891
At May 31, 2018	$10,456	$153	$138,893	$1,616	$75,326	$226,444
At May 31, 2019	$27,027	$488	$275,021	$1,840	$87,680	$392,056

Included in Licences, permits & applications is $273,579 of indefinite lived intangible assets.

11.	Business Acquisitions

Acquisition of Broken Coast Cannabis Ltd.

On February 13, 2018, the Company entered into a share purchase agreement to purchase all of the shares of Cannan Growers Inc. (“Cannan”), a holding company owning shares of Broken Coast Cannabis Ltd. (“Broken Coast”), and to acquire the remaining shares for a combined total of 99.86% of the issued and outstanding shares of Broken Coast. The combined purchase price was $214,168 satisfied through the issuance of an aggregate 14,373,675 common shares. The share purchase agreement entitled the Company to control over Broken Coast on February 1, 2018, which became the effective acquisition date. In August 2018, the Company came to terms with the holder of the remaining 0.14% of the issued and outstanding shares of Broken Coast. In exchange for purchasing the remaining shares, the Company issued 19,963 shares to the holder.

20

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	14,393,638	$14.90	$214,465
Total consideration paid				$214,465

Net assets acquired
Current assets
Cash and cash equivalents				2,007
Accounts receivable				299
Prepaids and other current assets				43
Inventory				2,572
Biological assets				826
Long-term assets
Capital assets				13,298
Customer relationships				11,730
Corporate website				39
Licences, permits & applications				6,320
Non-competition agreements				1,930
Intellectual property, trademarks & brands				72,490
Goodwill				146,091
Total assets				257,645
Current liabilities
Accounts payable and accrued liabilities				10,455
Income taxes payable				922
Long-term liabilities
Deferred tax liability				25,889
Long-term debt				5,914
Total liabilities				43,180

Total net assets acquired				$214,465

(i)	Share price based on the price of the shares on February 1, 2018.

Net income and comprehensive net income within the prior year for the Company would have been higher by approximately $2,268 if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $1,643.

Acquisition of Nuuvera Corp.

On March 23, 2018, the Company completed a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company acquired Nuuvera, by way of a court-approved plan of arrangement, under the Business Corporations Act (Ontario). The Company acquired 100% of the issued and outstanding common shares (on a fully diluted basis) of Nuuvera for a total consideration of $0.62 in cash plus 0.3546 of an Aphria share for each Nuuvera share held. All of Nuuvera’s outstanding options were exchanged for an equivalent option granted pursuant to Aphria’s stock option plan (each, a “Replacement Option”) to purchase from Aphria the number of common shares (rounded to the nearest whole share) equal to: (i) the exchange ratio multiplied by (ii) the number of Nuuvera shares subject to such Nuuvera Option. Each such Replacement Option shall provide for an exercise price per common share (rounded to the nearest whole cent) equal to: (i) the exercise price per Nuuvera share purchasable pursuant to such Nuuvera Option; divided by (ii) the exchange ratio.

21

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Cash				$54,604
Shares issued	(i)	31,226,910	$13.17	411,258
Warrants outstanding	(ii)	1,345,866		1,015
Replacement options issued	(ii)	1,280,330		12,133
				479,010

Fair value of previously held investment
Shares held by Aphria	(i)	1,878,738	$14.92	28,028
Warrants held by Aphria	(ii)	322,365		243
				28,271

Total fair value of consideration				$507,281

Net assets acquired
Current assets
Cash and cash equivalents				35,033
Accounts receivable				464
Prepaids and other current assets				1,142
Inventory				401
Long-term assets
Capital assets				4,743
Intellectual property, trademarks & brands				3,700
Licences, permits & applications				131,600
Goodwill				377,221
Total assets				554,304
Current liabilities
Accounts payable and accrued liabilities				11,000
Long-term liabilities
Deferred tax liability				36,023
Total liabilities				47,023

Total net assets acquired				$507,281

(i)	Share price based on the price of the shares on March 23, 2018; shares held by Aphria include the cash consideration paid.

(ii)	Options and warrants are valued using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 2.19%; expected life of 1- 10 years; volatility of 30% based on volatility used for similar instruments on the open market; forfeiture rate of nil; dividend yield of nil; and the exercise price of $2.52 - $20.30.

Net income and comprehensive net income within the prior year for the Company would have been lower by approximately $19,611 if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $3,439.

Acquisition of LATAM Holdings Inc.

On July 17, 2018, the Company signed a share purchase agreement with Scythian Biosciences Corp. (“Scythian”) to purchase 100% of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM Holdings”); a direct wholly-owned subsidiary of Scythian. As outlined in the share purchase agreement, the negotiated purchase price was to be settled with the issuance of 15,678,310 shares of the Company valued on July 17, 2018 at $193,000 and the assumption of $1,000 USD ($1,310 CAD) short-term liabilities. The acquisition of LATAM Holdings closed on September 27, 2018. Therefore, in accordance with IFRS 3 - Business Combinations, the equity consideration transferred was measured at fair value at the acquisition date, which is the date control was obtained, which in this case was determined to be September 27, 2018. The fair value of the consideration shares on September 27, 2018 was $273,900.

22

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

LATAM Holdings, through other subsidiaries, provides the Company with access to the emerging cannabis markets in Latin America and the Caribbean. Through this acquisition, the Company secured key licenses in Colombia, Argentina and Jamaica which is anticipated to provide first mover advantage in these countries. In addition, the Company acquired an option and rights of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a licence to cultivate and distribute cannabis lawfully in Brazil.

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	15,678,310	$17.47	$273,900
Total consideration paid				$273,900
Net assets acquired
Current assets
Cash and cash equivalents				2,704
Accounts receivable				571
Prepaids and other current assets				106
Inventory				65
Long-term assets
Capital assets				494
Licences, permits & applications				123,956
Goodwill				189,188
Total assets				317,084
Current liabilities
Accounts payable and accrued liabilities				1,986
Income taxes payable				20
Long-term liabilities
Deferred tax liability				29,837
Total liabilities				31,843
Non-controlling interest				11,341

Total net assets acquired				$273,900

(i)	Share price based on the price of the shares on September 27th, 2018.

Net income and comprehensive net income for the Company would have been lower by approximately $4,556 for the year ended May 31, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $1,133.

Acquisition of CC Pharma GmbH

On November 7 ,2018, the Company signed a share purchase agreement to acquire 100% of the issued and outstanding shares of CC Pharma. The purchase price was cash consideration of €18,920 ($28,775 CAD) and additional cash consideration of up to €23,500 ($35,741 CAD) contingent on CC Pharma obtaining a specified EBITDA target. The acquisition of CC Pharma closed on January 9, 2019.

CC Pharma is a leading distributor of pharmaceutical products to pharmacies in Germany as well as throughout Europe. The acquisition of CC Pharma provides the Company access to the cannabis markets in Germany and ultimately pan-European platforms.

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

23

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

Amount
Consideration
Cash	$28,775
Contingent consideration	35,741
Total consideration	$64,516

Net assets acquired
Current assets
Cash and cash equivalents	7,237
Accounts receivable	33,989
Prepaids and other current assets	14,616
Inventory	28,352
Long-term assets
Capital assets	6,373
Customer relationships	21,300
Non-compete agreements	1,400
Intellectual property, trademarks & brands	16,200
Goodwill	6,146
Total assets	135,613
Current liabilities
Bank loans and overdrafts	20,255
Accounts payable and accrued liabilities	44,111
Income taxes payable	672
Long-term liabilities
Deferred tax liability	6,059
Total liabilities	71,097

Total net assets acquired	$64,516

Revenue and net income and comprehensive net income for the Company would have been higher by approximately $367,200 and $9,955 respectively, for the year ended May 31, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $595.

Goodwill is comprised of:

	May 31, 2019	May 31, 2018
CannWay goodwill	$1,200	$1,200
Broken Coast goodwill	146,091	145,794
Nuuvera goodwill	377,221	375,768
LATAM goodwill	139,188	—
CC Pharma goodwill	6,146	—
	$669,846	$522,762

During the year ended May 31, 2019, an independent third party completed their review of the LATAM acquisition, which provided the Company with new information. In accordance with IAS 36, the Company completed an impairment analysis and determined the fair value of the assets based on a discounted cash flow approach for the three operating entities acquired in the transaction; Colcanna S.A.S (“Colcanna”), ABP, S.A. (“ABP”) and Marigold Projects Jamaica Limited (“Marigold”).

As a result of new information obtained from the independent third party’s review, the Company determined some changes in the projected cashflows were appropriate and adjusted the discount rates used in the discounted cash flow approach from 31.0%, 21.3%, and 36.5% to 33.0%, 23.3%, and 38.5% for Colcanna, ABP and Marigold respectively. Based on the determined fair value, the Company recognized $50,000 in impairment of goodwill. Also included in impairment is £4,600 GBP ($8,039 CAD) related to uncollectible promissory notes receivable (Note 15) for a total impairment of $58,039.

24

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

12.	Convertible notes receivable

	May 31, 2019	May 31, 2018
Copperstate Farms Investors, LLC	$—	$1,942
HydRx Farms Ltd. (d/b/a Scientus Pharma)	11,500	16,129
Fire & Flower Inc.	11,166	—
10330698 Canada Ltd. (d/b/a Starbuds)	5,204	—
High Tide Inc.	4,360	—
	32,230	18,071
Deduct - current portion	(11,500)	(1,942)
	$20,730	$16,129

Copperstate Farms Investors, LLC

On May 15, 2018, the Company entered into an amendment agreement with CSF which extended the maturity date and automatic conversion date to June 30, 2018, which was subsequently extended into July. As at May 31, 2019, this note was paid in full.

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days. The Company maintains a first charge on all assets of SP. In October 2018, the Company agreed to share its first charge on all assets of SP with a third party on a pari passu basis. The Company understands that the third party has not completed a transaction with SP. As at May 31, 2019, the third party has not completed its investment.

As at May 31, 2019, the fair value of the Company’s secured convertible debenture was $11,500, which resulted in a fair value loss for the year ended May 31, 2019 of $4,629.

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bear interest at 8% per annum compounded, accrued and paid semi-annually in arrears. The debentures mature on July 31, 2020, at which point, they automatically convert into common shares of F&F at the lower of $1.15 and the share price on July 31, 2020. The debentures may also be converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

As at May 31, 2019, the fair value of the unsecured convertible debenture was $11,166, which resulted in a fair value loss for the year ended May 31, 2019 of $1,166.

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due on the December 28, 2020. The debentures are secured against the assets of Starbuds. The debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and mature on December 28, 2020.

As at May 31, 2019, the fair value of the Company’s secured convertible debenture was $5,204, which resulted in a fair value loss for the year ended May 31, 2019 of $204.

High Tide Inc.

On April 10, 2019, Aphria purchased $4,500 in unsecured convertible debentures of High Tide Inc. (“High Tide”). The convertible debentures bear interest at 10% per annum, payable annually up front in common shares of High Tide based on the 10-day volume weighted average price (the “Debentures”). The debentures mature on April 10, 2021, they are convertible into common shares of High Tide at a price of $0.75 at the option of the holder. In addition to the debentures the Company received 6,000,000 warrants in High Tide as part of the purchase of the unsecured convertible debentures (Note 15).

25

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

As at May 31, 2019, the fair value of the unsecured convertible debenture was $4,360, which resulted in a fair value loss for the year ended May 31, 2019 of $140.

Convertible notes receivable

During the year ended May 31, 2019, the Company purchased a total of $19,500 (2018 - $14,001) in convertible notes. The unrealized (loss) gain on convertible notes receivable recognized in the results of operations amounts to $(3,399) for the year ended May 31, 2019 (2018 - $5,943).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 0.85- 1.51%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

13.	Interest in equity investees

	May 31, 2019	May 31, 2018
Associated company
Althea Company Pty Ltd.	$9,311	$4,966
	$9,311	$4,966

Althea Company Pty Ltd. (“Althea”)

As at May 31, 2019 the Company held 50,750,000 common shares of Althea (May 31, 2018 - 4,500) representing an ownership interest of 25% (May 31, 2018 - 37.5%).

The following table summarizes the financial of the Company’s associate and reflects the amounts presented in the financial statements of Althea, amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

	March 31, 2019	March 31, 2018
Current assets	$18,210	$3,857
Non-current assets	1,125	3
Current liabilities	(655)	(14)
Non-current liabilities	—	—
Net assets	$18,680	$3,846

For the period from April 1, 2018 to March 31, 2019 the investee, Althea, reported a net loss of $4,368 AUD on its financial statements. In accordance with the equity method, the Company recorded a loss of $1,123, for the year ended May 31, 2019, from its investee relative to its ownership of the outstanding common shares at the time.

During the year, Althea completed a share split of 7,500 shares for each existing share. Althea also issued 101,310,000 common shares for total proceeds of $19,650 AUD. The Company participated in the financing of Althea contributing $3,400 AUD ($3,258 CAD) of the total $19,650 AUD raised. This additional raise reduced the Company’s ownership interest in Althea from 37.5% to 25% and accordingly, the Company recognized a gain on dilution of $2,210. The fair value of the shares as at May 31, 2019 is $36,032 AUD ($33,776 CAD) based on the closing share price of Althea.

26

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

	May 31, 2019	May 31, 2018
Reconciliation to carrying amount:
Opening balance	$4,966	$—
Transfer from long-term investments	—	2,483
Cash contributions, net of share issuance costs	3,258	2,497
Gain on account of dilution of ownership	2,210	—
Share of reported net loss	(1,123)	(14)
Closing balance	$9,311	$4,966

Liberty Health Sciences Inc.

In February 2018, the Company entered into a call/put obligation (“Obligation Agreement”) for the remaining shares held in Liberty, which were subject to CSE mandatory escrow requirements. As each new tranche of shares became freely trading, the Obligation Agreement resulted in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10-day volume weighted trading price.

The Obligation Agreement included an opt-out for Aphria’s benefit, in the event that the Toronto Stock Exchange amended their regulations such that it permitted investments by Canadian companies in U.S. based cannabis businesses, and in such instance, the Obligation Agreement would be automatically terminated. In exchange for the opt-out, the Company agreed to pay the buyers a $2,500 termination fee.

Based on the terms of the Obligation Agreement, the Company determined that the remaining shares held in Liberty met the requirements under IFRS 5 and were reclassified from interest in equity investees to assets held for sale. The Company ceased accounting for the investment as an equity investment as of November 30, 2017 and transferred the carrying value to assets held for sale.

In July 2018, 16,029,615 shares were released from escrow and sold as part of the Obligation Agreement. The Company received gross proceeds of $11,514 and recognized a gain on sale of equity investee of $9,880. As part of the transaction, the Company paid $480 in exchange for an option to buy back the shares at $1.00 a share, subject to certain downside risk protection which results in the purchaser sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The option to repurchase the shares was subject to the following conditions (collectively, the enumerated conditions (1) through (5), the “Conditions”):

(1)	Cannabis becoming legalized federally in the United States; and

One or more of the following conditions have been satisfied:

(2)	The TSX has provided its approval for the purchase of the U.S. cannabis assets;
(3)	The TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business;
(4)	The common shares of the Company are voluntarily or involuntarily delisted from the TSX; and/or
(5)	The Company is acquired by another entity, provided that the common shares of the Company will be delisted from the TSX upon the change of control.

This option was initially included in long-term investments (Note 14).

During the prior quarter, the Company and the third party agreed to terminate the Obligation Agreement, in exchange for a $1,000 termination fee. The Company then entered into a share purchase agreement to divest of the remaining 64,118,462 Liberty shares in exchange for consideration in the form of a promissory note in the amount of $59,098, bearing interest at a rate of 12% due in 5 years (Note 15). As a security for the promissory note, the Liberty shares were placed in trust with an escrow agent. The purchaser was able to remove the Liberty shares from the escrow at any time by paying off the promissory note. In the event that the Company enforces the security, the escrow agent was to return the shares to the Company, provided that the Conditions were met. In the event they were not met, the escrow agent was to transfer the securities to a third-party investment bank for liquidation, with the proceeds of liquidation delivered to the Company. Simultaneously with this sale, the Company entered into an option agreement to repurchase the Liberty shares for the amount of the promissory note (Note 14). The Company agreed to pay an annual fee equal to 12.975% of the face value of the promissory note to maintain this option (Note 20). The option to repurchase the shares was subject to the Conditions described above. During the year ended May 31, 2019, the Company reported a gain on sale of equity investee of $57,351.

On February 19, 2019, the Company and the third party agreed to liquidate the promissory note, security agreement and the option in exchange for a cash payment of $47,448 and a contingent payment up to $10,000, in the event the third party monetizes the assets held under the option within six (6) months of the transaction date. As the satisfaction of these conditions require actions outside of the Company’s control, the Company has not allocated any value to the contingent consideration.

For the year ended May 31, 2018, the Company reported a total gain on dilution of ownership in equity investee of $7,535. Prior to the Company no longer recording Liberty as an equity investee, Liberty reported a net loss of $24,671 and a net comprehensive loss of $26,798. In accordance with the equity method, the Company recorded a loss of $9,281 and other comprehensive loss of $801.

27

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

14.	Long-term investments

	Cost May 31, 2018	Fair value May 31, 2018	Investment	Divesture/ Transfer	Subtotal May 31, 2019	Change in fair value	Fair value May 31, 2019
Level 1 on fair value hierarchy
CannaRoyalty Corp.	$1,500	$3,765	$—	$(3,765)	$—	$—	$—
MassRoots, Inc.	304	164	—	(164)	—	—	—
Tetra Bio-Pharma Inc.	2,300	6,800	16,757	—	23,557	(6,341)	17,216
Hiku Brands Company Ltd.	9,775	13,558	—	(13,558)	—	—	—
Scythian Biosciences Corp.	9,349	8,603	298	(8,901)	—	—	—
National Access Cannabis Corp.	1,093	710	10,481	—	11,191	(4,044)	7,147
Aleafia Health Inc.	—	—	10,000	—	10,000	(1,555)	8,445
Rapid Dose Therapeutics Inc.	—	—	5,400	—	5,400	432	5,832
Fire & Flower Inc.	—	—	3,416	—	3,416	(593)	2,823
High Tide Inc.	—	—	450	—	450	(110)	340
	24,321	33,600	46,802	(26,388)	54,014	(12,211)	41,803
Level 2 on fair value hierarchy
Hiku Brands Company Ltd.	2,336	1,906	16,787	(18,693)	—	—	—
Scythian Biosciences Corp.	3,153	661	—	(661)	—	—	—
	5,489	2,567	16,787	(19,354)	—	—	—
Level 3 on fair value hierarchy
Copperstate Farms, LLC	1,755	5,300	—	(5,300)	—	—	—
Copperstate Farms Investors, LLC	9,407	14,700	—	(14,700)	—	—	—
Resolve Digital Health Inc.	718	3,300	—	—	3,300	(2,200)	1,100
Resolve Digital Health Inc.	282	1,916	—	—	1,916	(1,634)	282
Green Acre Capital Fund I	1,600	2,042	400	—	2,442	1,848	4,290
Green Acre Capital Fund II	—	—	3,000	(3,000)	—	—	—
Green Tank Holdings Corp.	650	647	1,240	—	1,887	3,447	5,334
IBBZ Krankenhaus GmbH	1,956	1,956	—	—	1,956	9	1,965
Greenwell Brands GmbH	—	—	152	—	152	1	153
HighArchy Ventures Ltd.	—	—	9,995	—	9,995	—	9,995
US legalization options	—	—	54,762	(54,762)	—	—	—
	16,368	29,861	69,549	(77,762)	21,648	1,471	23,119
Deduct - assets held for sale	(11,162)	(20,000)	—	20,000	—	—	—
	$35,016	$46,028	$133,138	$(103,504)	$75,662	$(10,740)	$64,922

The fair value attached to warrants in both Level 2 and Level 3 were determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 1 and 2 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective warrant.

28

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

CannaRoyalty Corp. (“CR”)

During the year ended May 31, 2019, the Company sold its remaining 750,000 shares of CR for proceeds of $4,111, resulting in an accounting gain of $346 (Note 28).

MassRoots, Inc.

During the year ended May 31, 2019, the Company sold its remaining 500,000 common shares in MassRoots, Inc. for proceeds of $1, resulting in a loss of $163 (Note 28).

Tetra Bio-Pharma Inc.

During the year ended May 31, 2019, the Company purchased an additional 6,900,000 units of Tetra Bio-Pharma Inc. at a total cost of $7,107. Each unit is comprised of one Class A common share and one common share purchase warrant with an exercise price of $1.29 expiring November 2021.

During the year, the Company purchased 10,000,000 common shares of Tetra Bio-Pharma Inc. at a total cost of $9,650.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $17,216 as at May 31, 2019.

Hiku Brands Company Ltd (formerly TS BrandCo Holdings Inc.)

During the year ended May 31, 2019, the Company exercised its 7,993,605 warrants at $2.10 per warrant. Subsequent to exercising its warrants the Company sold all of its shares of Hiku in exchange for $48,153, resulting in a gain on disposal of $15,902 (Note 28).

As part of the purchase of Hiku by a third party, the third party terminated the Hiku supply agreement with the Company. The third party purported to terminate the Tokyo Smoke supply agreement with the Company at approximately the same time.

Scythian Biosciences Inc.

During the year ended May 31, 2019, the Company purchased 123,800 common shares of Scythian at a total cost of $298. During the year, the Company sold its 2,812,300 common shares and 672,125 common share purchase warrants in Scythian in exchange for $6,609, resulting in a loss on disposal of $2,953 (Note 28).

National Access Cannabis

During the year ended May 31, 2019, the Company purchased 10,344,505 common shares of National Access Cannabis Corp. at a total cost of $10,481. The Company owns 11,344,505 common shares in NAC at a cost of $11,574, with a fair value of $7,941 as at May 31, 2019.

Aleafia Health Inc. (formerly Emblem Corp.) (“Aleafia”)

During the year end May 31, 2019, the Company entered into a 5-year supply agreement with Emblem Corp. As part of the supply agreement the Company received 6,952,169 common shares to satisfy a deposit valued at $10,000. During the year, Emblem Corp. was purchased by a third party, Aleafia Health Inc. (“Aleafia”). The Company’s shares in Emblem Corp. translated into 5,823,831 shares of Aleafia. The Company owns 5,823,831 common shares in Aleafia at a cost of $10,000, with a fair value of $8,445 as at May 31, 2019. The shares are subject to various hold restrictions tied to terms within the supply agreement.

Rapid Dose Therapeutics Inc. (“RDT”)

In August 2018, the Company entered into a subscription agreement with RDT for the purchase of 7,200,000 common shares, for a total cost of $5,400, with a fair value of $5,832 as at May 31, 2019. During the year, RDT’s common shares began trading on the Canadian Stock Exchange. The Company reclassified this investment from level 3 on fair value hierarchy to level 1 during the year.

Fire & Flower Inc.

In October 2018, the Company entered into a subscription agreement with Fire & Flower Inc. for the purchase of 2,277,000 common shares, for a total cost of $3,416 with a fair value of $2,823 as at May 31, 2019. During the year, Fire & Flower Inc.’s common shares began trading on the Toronto Stock Exchange Venture.

29

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.

During the year ended May 31, 2019, the Company received 6,000,000 warrants in High Tide as part of the purchase of convertible debentures (Note 12), and 943,396 common shares of High Tide Inc. as a payment for interest on the convertible notes receivable (Note 12). The Company owns 943,396 common shares and 6,000,000 warrants in High Tide Inc. at a cost of $450, with a fair value of $340 as at May 31, 2019. Each warrant is exercisable at $0.85 per warrant expiring April 18, 2021.

US legalization options

During the year ended May 31, 2019, the Company purchased an option to acquire 16,029,615 Liberty shares at $1.00 a share, expiring January 23, 2020. This option includes specific downside risk protection in which the purchaser will share a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The cost of the option was $480. The option to repurchase the shares was subject to the Conditions described in note 13.

During the year, the Company entered into an option agreement to repurchase 64,118,462 Liberty shares in exchange for settlement of a promissory note receivable, expiring September 6, 2023 (Note 13). The cost of this option was a gross annual fee of $7,668, however the Company also received $7,092 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $576. The option to repurchase the shares was subject to the Conditions described in note 13.

During the year, the Company liquidated the option and promissory note for cash proceeds of $47,448, with a contingent fee owing of up to $10,000 upon satisfaction of certain conditions. As the satisfaction of these conditions require actions outside of the Company’s control, the Company has not allocated any value to the contingent consideration.

During the year, the Company contributed assets with a fair value of $55,000 to GA Opportunities Corp. Simultaneously, the Company entered into an option agreement to purchase all of the assets owned by GA Opportunities Corp. at a cost of $55,000, expiring September 24, 2023. The cost of this option is a gross fee of $6,765, however the Company also receives $6,600 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $165. In the event the securities in the fund represent direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, the option to purchase the securities was subject to the Conditions described in note 13.

During the year, the Company liquidated the option and promissory note for cash proceeds of $89,000, with $39,000 of the proceeds due within six months (Note 28 and Note 15).

Copperstate Farms, LLC (“Copperstate”) and Copperstate Farms Investors, LLC (“CSF”)

During the year, the Company received $20,000 from the sale of the shares of Copperstate and CSF, which were previously held as available for sale.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $1,382 as at May 31, 2019. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital Fund I

The Company committed and invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $4,290 as at May 31, 2019. During the year, the Company received a return of capital of $700 from this investment.

Green Acre Capital Fund II

During the year, the Company committed to a $15,000 investment in Green Acre Capital Fund II, and as of the balance sheet date, has funded $3,000. During the current quarter, the Company and Green Acre Capital Fund II agreed to end the Company’s involvement with the fund. The Company and Green Acre Capital Fund II agreed that the Company would no longer be committed to fund the remaining amount of its investment and in exchange, the Company agreed to sell its interest in the fund to the limited partners for $500, resulting in a loss of 2,500 (Note 28).

30

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

Green Tank Holdings Corp. (“Green Tank”)

During the year Green Tank completed a 12:1 share split, which resulted in the Company obtaining an additional 1,082,675 shares at no additional cost. The Company purchased an additional 359,208 shares of Green Tank for a cost of $920 USD ($1,240 CAD). The Company owns 1,540,308 preferred shares in Green Tank for a total cost of $1,420 USD ($1,890 CAD), with a fair value of $3,943 USD ($5,334 CAD). The Company determined the fair value of its investment, based on Green Tank’s most recent financing.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(5) due to changes in the foreign exchange rate.

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

HighArchy Ventures Ltd.

In October 2018, the Company entered into a subscription agreement with HighArchy Ventures Ltd. for the purchase of 1,999 Class A shares and 1,999 Class B shares, for a total cost of $9,995. During the year HighArchy Ventures Ltd. completed a share split of 10,000 to 1. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

15.	Promissory notes receivable

	May 31, 2018	Additions	Disposal/ Impairment	May 31, 2019
September 6, 2018 - $59,098 - 12%, due September 6, 2023	$—	$59,098	$(59,098)	$—
September 24, 2018 - $55,000 - 12%, due September 24, 2023	—	55,000	(55,000)	—
May 15, 2019 - $39,000 - 3%, due October 15, 2019	—	39,000	—	39,000
October 11, 2018 - GBP £4,600 - 3.25%, due October 11, 2021	—	7,952	(7,952)	—
October 31, 2018 - $6,609 - 12%, due October 31, 2023	—	6,609	(6,609)	—
November 1, 2018 - $200 - interest free, due May 1, 2020	—	200	—	200
	$—	$167,859	$(128,659)	$39,200

During the year, the Company impaired the promissory note receivable of £4,600 GBP to $nil (Note 11).

31

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

16.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the year ended May 31,
	2019	2018
Income (loss) before income taxes (recovery)	$(15,645)	$35,856
Statutory rate	26.5%	26.5%

Expected income tax expense (recovery) at combined basic federal and provincial tax rate	(4,146)	9,502

Effect on income taxes of:
Foreign tax differential	(539)	—
Permanent differences	1,137	65
Non-deductible share-based compensation and other expenses	20,161	4,737
Non-taxable portion of losses (gains)	(15,504)	(7,162)
Other	(648)	(768)
Tax assets not recognized	393	34
	$854	$6,408

Income tax expense (recovery) is comprised of:
Current	$4,944	$2,750
Future	(4,090)	3,658
	$854	$6,408

The following table summarizes the components of deferred tax:

	May 31, 2019	May 31, 2018
Deferred tax assets
Non-capital loss carry forward	$20,133	$4,567
Capital loss carry forward	—	405
Share issuance and financing fees	9,689	5,443
Unrealized loss	—	916
Other	1,102	27
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(2,751)	(1,017)
Intangible assets in excess of tax costs	(101,271)	(64,120)
Unrealized gain	(6,534)	(1,097)
Biological assets and inventory in excess of tax costs	(8,001)	(4,377)
Net deferred tax assets (liabilities)	$(87,633)	$(59,253)

17.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the May 31, 2019, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

32

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

18.	Promissory note payable

During the prior year, the Company entered into a promissory note with Althea for $700 AUD ($686), as part of the purchase of Althea common shares (Note 14), the note is due and payable on December 31, 2020. The Company reached an agreement with Althea where the promissory note amount will be used by Althea to purchase products from the Company in connection with a supply agreement entered into in September 2017.

	May 31, 2019	May 31, 2018
Note payable to Althea Company Pty Ltd - $700 AUD ($686), opening balance, non-interest bearing, due and payable on December 31, 2020	$610	$686
Reduction of Promissory note payable balance with respect to products provided	(581)	(63)
Foreign exchange (gain) loss	(29)	(13)
Balance remaining	—	610
Deduct - principal portion included in current liabilities	—	(610)
	$—	$—

19.	Long-term debt

	May 31, 2019	May 31, 2018
Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments, due in July 2023	$24,022	$—
Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	23,352	24,107
Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	946	1,057
Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,380	3,515
Vendor take-back mortgage owed to related party - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	1,305	1,869
Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	7,169	—
Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	7,169	—
	67,343	30,548
Deduct - unamortized financing fees	(116)	(71)
- principal portion included in current liabilities	(6,332)	(2,140)
	$60,895	$28,337

Total long-term debt repayments are as follows:

Next 12 months	$6,332
2 years	6,499
3 years	6,039
4 years	6,119
5 years	6,259
Thereafter	36,095
Balance of obligation	$67,343

33

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The term loan of $24,022 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the year was 4.68%.

The term loan of $23,352 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $946 and mortgage payable of $3,380 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $1,305, owed to a former director of the Company, was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans of $3,000 and $1,201, and a mortgage payable of $1,713 as part of the acquisition of Broken Coast (Note 11). These loans and mortgages were paid in full during the prior year.

The Company acquired term loans initially up to €17,000 ($25,460 CAD) as part of the acquisition of CC Pharma (Note 11). As at May 31, 2019, the Company had amounts outstanding of €9,500 ($14,338 CAD). These term loans are secured against the distribution inventory held by CC Pharma.

20.	Convertible debentures

	May 31, 2019	May 31, 2018
Opening balance	$—	$—
Principal amount issued	469,805	-
Fair value adjustment	(48,439)	—
Closing balance	$421,366	$—

The convertible debentures were entered into in April 2019, the unsecured convertible debentures in the principal amount of $350,000 USD are due in five years from issuance (the “Notes”). The Notes bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019. The Notes are an unsecured obligation and ranked senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all liabilities that are not subordinated. The Notes are effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Holders of the Notes may convert all or any portion of their Notes, in multiples of $1 principal amount, at their option at any time between December 1, 2023 to the maturity date. The initial conversion rate for the Notes will be 106.5644 common shares of Aphria per $1 USD principal amount of Notes, which will be settled in cash, common shares of Aphria or a combination thereof, at Aphria’s election. This is equivalent to an initial conversion price of approximately $9.38 per common share, subject to adjustments in certain events. In addition, holders of the Notes may convert all or any portion of their Notes, in multiples of $1 principal amount, at their option at any time preceding December 1, 2023, if:

(a) the last reported sales price of the common shares for at least 20 trading days during a period of 30 consecutive trading days immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1 principal amount of the Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the Company’s common shares and the conversion rate on each such trading day;

(c) the Company call any or all of the Notes for redemption or;

(d) upon occurrence of specified corporate event.

34

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The Company may not redeem the Notes prior to June 6, 2022, except upon the occurrence of certain changes in tax laws. On or after June 6, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including trading day immediately preceding the date won which the Company provide notice of redemption. The redemption of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

21.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at May 31, 2019, the Company has issued 250,989,120 shares, of which 600,000 shares were held and subject to various escrow agreements.

Common Shares	Number of shares	Amount
Balance at May 31, 2018	210,169,924	$1,113,981
June 2018 bought deal, net of cash issuance costs	21,835,510	245,925
Broken Coast acquisition	19,963	297
LATAM acquisition	15,678,310	273,900
Warrants exercised	550,335	1,762
Options exercised	2,632,078	15,029
DSUs exercised	103,000	953
Income tax recovery on share issuance costs	—	3,426
	250,989,120	$1,655,273

a)	Throughout the year, 550,335 warrants with exercise prices ranging from $1.50 to $20.30 were exercised for a value of $1,762 including any cash consideration.

b)	Throughout the year, 2,632,078 shares were issued from the exercise of stock options with exercise prices ranging from $0.60 to $20.19 for a value of $15,029, including any cash consideration.

c)	Throughout the year, 103,000 shares were issued in accordance with the deferred share unit plan to former directors of the Company.

d)	In June 2018, the Company closed a bought deal financing in which it issued 21,835,510 common shares at a purchase price of $11.85 per share for $245,925 net of cash issuance costs.

e)	During the year, the Company agreed to terms to acquire the remaining 0.14% of Broken Coast (Note 11) and accordingly, the Company agreed to issue 19,963 shares.

f)	In September 2018, the Company completed the acquisition of LATAM (Note 11) in which it issued 15,678,310 common shares at a purchase price of $17.47 per share for $273,900.

g)	During the year, the Company recognized a $3,426 income tax recovery on share issuance costs.

22.	Warrants

The warrant details of the Company are as follows:

Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	December 2, 2019	798,997	1.50	—
Warrant	September 26, 2021	200,000	3.14	360
Nuuvera warrant	February 14, 2020	1,293,803	20.30	976
		2,292,800	$12.25	$1,336

35

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

	May 31, 2019		May 31, 2018
	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the year	2,843,138	$10.52	3,885,908	$1.61
Issued during the year	—	—	1,345,866	20.30
Exercised during the year	(550,335)	3.29	(2,388,636)	1.54
Cancelled during the year	(3)	1.75	—	—
Outstanding, end of the year	2,292,800	$12.25	2,843,138	$10.52

In March 2018, the Company completed the acquisition of Nuuvera (Note 11) in which it reserved 1,345,866 common shares for issuance to the holders of certain common share purchase warrants of Nuuvera (“Nuuvera Warrants”). There are 3,795,450 Nuuvera Warrants, exercisable for Nuuvera shares at an exercise price of $7.20 per share, the Nuuvera shares would convert to 0.3546 Aphria shares and $0.62 cash.

23.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $24,078 during the year ended May 31, 2019 (2018 - $15,780). The total fair value of options granted during the year was $21,952 (2018 - $28,912).

	May 31, 2019		May 31, 2018
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the year	8,956,195	$7.60	5,926,001	$1.99
Exercised during the year	(3,164,174)	4.05	(2,637,363)	2.30
Issued during the year	3,005,000	13.05	6,703,330	11.12
Cancelled during the year	(982,025)	8.27	(1,035,773)	11.77
Outstanding, end of the year	7,814,996	$11.05	8,956,195	$7.60
Exercisable, end of the year	4,474,966	$9.54	4,507,696	$4.04

In June 2018, the Company issued 250,000 stock options at an exercise price of $11.78 per share, exercisable for 3 years to officers of the Company. 83,331 vested immediately and the remainder vest over 2 years. As at May 31, 2019 133,335 of these options have been cancelled.

In July 2018, the Company issued 820,000 stock options at an exercise price between $11.51 and $11.85 per share, exercisable for 5 years to employees of the Company. 50,000 vested immediately and the remainder vest over 3 years. As at May 31, 2019 50,000 of these options have been cancelled.

In September 2018, the Company issued 250,000 stock options at an exercise price of $19.38, exercisable for 5 years to employees of the Company. Nil vested immediately and the remainder vest over 3 years. As at May 31, 2019 33,334 of these options have been cancelled.

In October 2018, the Company issued 80,000 stock options at an exercise price of $19.70, exercisable for 5 years to employees of the Company. Nil vested immediately and the remainder vest over 3 years.

In February 2019, the Company issued 1,525,000 stock options at an exercise price between $9.92 and $13.31, exercisable for 3 to 5 years to officers and employees of the Company. 1,100,000 vested immediately and the remainder vest over 3 years. As at May 31, 2019 30,000 of these options have been cancelled.

36

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

In April 2019, the Company issued 80,000 stock options at an exercise price of $11.45, exercisable for 5 years to employees of the Company. Nil vested immediately and the remainder vest over 3 years.

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
September 2019	$3.00	42,365	42,365
November 2019	$3.90	591,318	591,318
December 2019	$5.25	400,000	33,333
January 2020	$5.72	1,834	1,834
April 2020	$7.92	38,334	38,334
June 2020	$5.44	133,334	116,667
July 2020	$5.24	538,660	434,983
September 2020	$0.85	185,000	185,000
October 2020	$6.90	156,667	26,666
November 2020	$9.05	136,667	43,333
November 2020	$9.28	50,000	33,333
December 2020	$14.06	100,000	66,666
January 2021	$21.70	10,000	6,666
January 2021	$22.89	143,333	86,665
January 2021	$22.08	50,000	33,333
March 2021	$14.39	20,000	13,333
March 2021	$9.98	200,000	133,333
March 2021	$12.39	50,000	33,333
April 2021	$11.40	380,000	266,666
April 2021	$9.92	400,000	300,000
April 2021	$11.45	66,667	33,333
May 2021	$20.19	908,500	241,832
June 2021	$1.40	168,335	168,335
June 2021	$11.78	116,665	83,331
July 2021	$11.85	150,000	50,000
August 2021	$1.64	65,000	44,991
September 2021	$19.38	66,666	33,332
October 2022	$6.90	74,000	74,000
July 2023	$11.51	80,000	—
July 2023	$11.85	528,000	—
September 2023	$19.38	150,000	—
October 2023	$19.70	80,000	—
February 2024	$12.77	395,000	—
February 2024	$13.31	1,000,000	1,000,000
April 2024	$11.45	80,000	—
July 2027	$2.52	59,689	59,689
November 2027	$6.29	39,792	39,792
March 2028	$12.29	119,378	119,378
March 2028	$14.38	39,792	39,792
Outstanding, end of the year	$11.05	7,814,996	4,474,966

The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 2.00-2.08% on the date of grant; expected life of 3 – 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option.

37

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

24.	Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiaries, 1974568 Ontario Ltd. (“Aphria Diamond”), CannInvest Africa Ltd., Verve Dynamics Incorporated (Pty) Ltd. (“Verve Dynamics”), Nuuvera Malta Ltd., Marigold, and ColCanna S.A.S. before intercompany eliminations.

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Current assets	$2,598	$2	$185	$1,813	$441	$5,078	$10,117
Non-current assets	171,314	—	$14,635	$741	$7,872	112,953	307,515
Current liabilities	(5,743)	(3)	$(2,155)	(178)	$(16)	(78)	(8,173)
Non-current liabilities	(150,892)	(9)	$—	(3,196)	$(1,654)	(9,638)	(165,389)
Net assets	17,277	(10)	12,665	(820)	6,643	108,315	144,070

Non-controlling interest %	49%	50%	70%	10%	5%	10%
Non-controlling interest	$8,466	$(5)	$8,866	$(82)	$332	$10,832	$28,409

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Revenue	$—	$—	$—	$230	$—	$—	$230
Total expenses	2,274	$10	$839	$1,046	$757	1,246	6,172
Net loss and comprehensive loss	(2,274)	(10)	(839)	(816)	(757)	(1,246)	(5,942)

Non-controlling interest %	49%	50%	70%	10%	5%	10%
	$(1,114)	$(5)	$(587)	$(82)	$(38)	$(125)	$(1,951)

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2018
Current assets	$7,313	$—	$—	$—	$—	$—	$7,313
Non-current assets	83,207	—	—	—	—	—	83,207
Current liabilities	(10,085)	—	—	—	—	—	(10,085)
Non-current liabilities	(60,884)	—	—	—	—	—	(60,884)
Net assets	19,551	—	—	—	—	—	19,551

Non-controlling interest %	49%	0%	0%	0%	0%	0%
Non-controlling interest	$9,580	$—	$—	$—	$—	$—	$9,580

25.	General and administrative expenses

	For the year ended May 31,
	2019	2018
Executive compensation	$5,821	$1,794
Consulting fees	6,517	1,154
Office and general	16,511	3,166
Professional fees	11,790	2,951
Salaries and wages	19,627	3,295
Insurance	5,356	396
Travel and accommodation	3,116	889
Rent	1,014	256
	$69,752	$13,901

38

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

26.	Share-based compensation

Share-based compensation is comprised of:

	For the year ended May 31,
	2019	2018
Amounts charged to share-based payment reserve in respect of share-based compensation	$24,078	$15,780
Share-based compensation accrued	187	(44)
Share-based compensation issued on behalf of a related party	—	(32)
Shares for services compensation	—	187
Deferred share units expensed in the period	588	1,983
Restricted share units expensed in the period	1,227	—
	$26,080	$17,874

During the year, the Company issued 96,833 deferred share units to certain directors of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan. In May 2018, directors and officers of the Company forfeited 312,000 deferred share units which were granted during the prior year.

During the year, the Company issued 197,600 restricted share units to employees, officers and directors.

As at May 31, 2019, the Company had 136,958 deferred share units and 197,600 restricted share units outstanding. As at May 31, 2019 114,550 restricted share units were vested.

27.	Non-operating income (loss)

Non-operating income (loss) is comprised of:

	For the year ended May 31,
	2019	2018
Non-operating income:
Consulting revenue	$—	$1,244
Foreign exchange gain	915	124
Loss on marketable securities	(178)	(2,155)
Gain (loss) on sale of capital assets	55	(191)
Gain on dilution of ownership in equity investee	2,210	7,535
Loss from equity investees	(1,123)	(9,295)
Gain on sale of equity investee	57,351	26,347
Deferred gain on sale of intellectual property	340	1,304
Interest income	14,350	6,362
Interest expense	(7,775)	(1,350)
Unrealized (loss) gain on convertible notes	(3,399)	4,135
Gain on long-term investments	19,651	26,675
Unrealized gain on convertible debentures	48,439	—
Unrealized loss on financial liabilities	(1,326)	(12,451)
	$129,510	$48,284

39

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

28.	Gain on long-term investments

Gain on long-term investments for the year ended May 31, 2019 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
CannaRoyalty Corp. - shares	$4,111	$3,765	$346	$—	$346
MassRoots, Inc. - shares	1	164	(163)	—	(163)
North Bud Farms Inc. - shares	373	253	120	—	120
Hiku Brands Company Ltd. - shares	30,542	13,558	16,984	—	16,984
Scythian Biosciences Corp. - shares	6,609	8,901	(2,292)	—	(2,292)
Level 2 on fair value hierarchy
Hiku Brands Company Ltd. - warrants	17,611	18,693	(1,082)	—	(1,082)
Scythian Biosciences Corp. - warrants	—	661	(661)	—	(661)
Level 3 on fair value hierarchy
Copperstate Farms, LLC - shares	5,300	5,300	—	—	—
Copperstate Farms Investors, LLC - shares	14,700	14,700	—	—	—
US legalization options	136,448	116,809	19,639	—	19,639
Green Acre Capital Fund II	500	3,000	(2,500)	—	(2,500)
Long-term investments (Note 14)	—	—	—	(10,740)	(10,740)
Year ended May 31, 2019	$216,195	$185,804	$30,391	$(10,740)	$19,651

29.	Earnings (loss) per share

The calculation of earnings (loss) per share for the year ended May 31, 2019 was based on the net income (loss) attributable to common shareholders of $(16,499) (2018 – $29,448) and a weighted average number of common shares outstanding of 242,763,558 (2018 – 161,026,463) calculated as follows:

	2019	2018
Basic earnings (loss) per share:
Net income (loss) for the year	$(16,499)	$29,448
Average number of common shares outstanding during the year	242,763,558	161,026,463
Earnings (loss) per share - basic	$(0.07)	$0.18

	2019	2018
Diluted earnings per share:
Net income (loss) for the year	$(16,499)	$29,448

Average number of common shares outstanding during the year	242,763,558	161,026,463
"In the money" warrants outstanding during the year	—	1,293,890
"In the money" options outstanding during the year	—	3,593,647
	242,763,558	165,914,000
Earnings (loss) per share - diluted	$(0.07)	$0.18

40

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

30.	Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the year ended May 31,
	2019	2018
Decrease (increase) in accounts receivable	$12,458	$(1,797)
Decrease (increase) in other current assets	5,715	(7,628)
Decrease (increase) in inventory, net of fair value adjustment	(22,151)	(7,045)
Decrease (increase) in biological assets, net of fair value adjustment	(17,322)	(367)
Increase (decrease) in accounts payable and accrued liabilities	(10,998)	3,764
Increase (decrease) in income taxes payable	(882)	2,662
Increase (decrease) in deferred revenue	11,689	—
	$(21,491)	$(10,411)

31.	Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities, long-term investments, and convertible notes receivable as FVTPL, accounts receivable, prepaids and other current assets and promissory notes receivable as loans and receivables, and accounts payable and accrued liabilities, promissory notes payable, long-term debt and convertible debentures as FVTPL or amortized cost.

The carrying values of accounts receivable, prepaids and other current assets, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $28,982 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at May 31, 2019 was $28,377.

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	May 31, 2019
Financial assets at FVTPL
Cash and cash equivalents	$550,797	$—	$—	$550,797
Marketable securities	20,199	—	—	20,199
Convertible notes receivable	—	—	32,230	32,230
Long-term investments	41,803	—	23,119	64,922
Outstanding, end of the year	$612,799	$—	$55,349	$668,148

41

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

	Level 1	Level 2	Level 3	May 31, 2018
Financial assets at FVTPL
Cash and cash equivalents	$59,737	$—	$—	$59,737
Marketable securities	45,062	—	—	45,062
Convertible notes receivable	—	—	18,071	18,071
Long-term investments	33,600	2,567	29,861	66,028
Outstanding, end of the year	$138,399	$2,567	$47,932	$188,898

The following table presents the changes in level 3 items for the years ended May 31, 2019 and May 31, 2018:

	Unlisted equity securities	Trading derivatives	Total
Closing balance May 31, 2018	$29,861	$18,071	$47,932
Acquisitions	69,549	19,500	89,049
Disposals	(77,762)	(1,942)	(79,704)
Unrealized gain on fair value	1,471	(3,399)	(1,928)
Closing balance May 31, 2019	$23,119	$32,230	$55,349

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at May 31, 2019 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable, prepaids and other current assets and promissory notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major financial institutions. Marketable securities are placed with major investment banks and are represented by investment grade corporate bonds.

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$25,488	$20,777	$3,333	$237	$1,141
		82%	13%	1%	4%

(b)	Liquidity risk

As at May 31, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which has contractual maturity dates within one year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, and convertible debentures which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at May 31, 2019, management regards liquidity risk to be low.

(c)	Currency rate risk

As at May 31, 2019, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

42

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at May 31, 2019, the majority of the Company’s cash and cash equivalents was in United States dollars. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $4,000.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

32.	Commitments and contingencies

The Company has a lease for rental office space from December 2018 to November 30, 2028. The Company has committed purchase orders outstanding at May 31, 2019 related to capital asset expansion of $49,364, all of which are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Years ending May 31,
2020	$50,689
2021	942
2022	752
2023	711
2024	656
Thereafter	1,724
$55,474

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of May 31, 2019, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at May 31, 2019, the Company has not recorded any uninsured amount related to this contingency.

43

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2019 and May 31, 2018

(In thousands of Canadian dollars, except share and per share amounts)

33.	Segment reporting

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in three segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and adult-use cannabis, 2) distribution operations, which encompasses the purchase and resale of products to customers. The distribution operations are carried out through the Company’s wholly owned subsidiaries ABP, FL Group and CC Pharma, and 3) businesses under development which encompasses operations in which the Company has not received final licensing or has not commenced commercial sales from operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment information for the year ended May 31, 2019:

	Cannabis operations	Distribution operations	Businesses under development	Total
Revenue	$78,853	$157,931	$326	$237,110
Income (loss) before income taxes	726	2,914	(19,285)	(15,645)

Included in the net loss from cannabis operations is the $58,039 of impairment (Note 11).

Segment information for the year ended May 31, 2018:

	Cannabis operations	Distribution operations	Businesses under development	Total
Revenue	$36,917	$—	$—	$36,917
Income (loss) before income taxes	39,128	(119)	(3,153)	35,856

Geographic information for the year ended May 31, 2019:

	North America	Europe	Latin America	Africa	Total
Revenue	$78,853	$154,163	$4,094	$—	$237,110
Capital assets	471,391	25,817	3,758	2,932	503,898

Geographic information for the year ended May 31, 2018:

	North America	Europe	Latin America	Africa	Total
Revenue	$36,618	$299	$—	$—	$36,917
Capital assets	296,438	6,713	—	—	303,151

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues and greater than 10% of accounts receivable. For the year ended May 31, 2019, the Company had no one customer that accounted for greater than 10% of the Company’s revenue (2018 – nil). For the year ended May 31, 2019, the Company had no one customer that accounted for greater than 10% of the Company’s accounts receivable (2018 – nil).

34.	Subsequent events

Subsequent to year-end the Company’s subsidiary Marigold Projects Jamaica Limited received a retail Herb House licence from Jamaica’s Cannabis Licensing Authority to open its first store at the Peter Tosh Square, Unit 51, Pulse Center, 38a Trafalgar Road, overlooking the Peter Tosh Museum in New Kingston, Jamaica.

44